02040589

P.E.
6-3-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Notification of Interest dated 6th June 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 6th June 2002

COLT Telecom Group plc

By: ______________

Mark A. Jenkins
Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

AVS: 602764

RSN No.: 8996W

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Shareholder having a major interest**

   Notification is in respect of indirect interests

3. **Please state whether notification indicates that it is in respect of holding of the**

   Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Notification is in respect of a non-beneficial interest held by AMVESCAP Plc. either directly or through its subsidiary companies.

4. **Name of the registered holder(s) and, if more than one holder, the number of**

   shares held by each of them

   Vidacos Nominees Ltd: 126,342,279

   Northern Trust Nominees Ltd: 4,181,789

   Chase Nominees Ltd: 8,357,554

   HSBC Nominees Ltd: 10,838,818

   Bank of New York Nominees Ltd: 1,706,182

   CM Investment Nominees Ltd A/C 48727: 24,960

   CM Investment Nominees Ltd A/C 54275: 1,500

   CM Investment Nominees Ltd A/C PEP: 252

5. **Number of shares/amount of stock acquired**

   2,150,000

6. **Percentage of issued class**

   Less than 1%

7. **Number of shares/amount of stock disposed**

   N/A

8. **Percentage of issued Class**

   N/A

9. **Class of security**

Ordinary Shares of 2.5p

10. **Date of Transaction**

    31 May 2002l

11. **Date Company informed**

    6 June 2002

12. **Total holding following this notification**

    151,453,334

13. **Total percentage holding of issued class following this notification**

    10.4%

14. **Any additional information**

    None of these shares is beneficially owned by AMVESCAP. Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.

15. **Name of contact and telephone number for queries**

    John Doherty: 0207 390 3681

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

Company Secretary

Date of Notification: 6th June 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority